February 14, 2014

Via EDGAR

Attention: Michael Fay, Division of Corporation Finance

Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Halcon Resources Corporation

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 28, 2013

Form 10-Q for the Quarterly Period ended September 30, 2013

Filed November 4, 2013

Form 8-K

Filed November 4, 2013

File No. 001-35467

Dear Mr. Skinner:

This letter responds to the staff’s comment letter dated February 7, 2014, regarding Halcón Resources Corporation’s (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2012, filed February 28, 2013, Form 10-Q for the Quarterly Period ended September 30, 2013, filed November 4, 2013, and Form 8-K filed November 4, 2013 (File No. 001-35467).  The Company’s responses to the staff’s comments are set forth below.

Form 10-K for the Fiscal Year ended December 31, 2012

Business, page 7

Oil and Natural Gas Operations, page 18

SEC Comment

1.                                      We note from your response to comment one in our letter dated December 30, 2013 that after giving effect to property dispositions made in 2013, 6.2 MMboe of proved undeveloped reserves were assigned to locations scheduled to be drilled after lease

Brad Skinner

United States Securities and Exchange Commission

February 14, 2014

expiration.  We also note the proved reserves assigned to these locations appear to be material to your total proved reserves and significant in relation to your total proved undeveloped reserves.  Please refer to FASB ASC 932-235-50-10 and provide disclosure of the steps you will take to maintain the legal right to those leases with proved undeveloped locations that are not scheduled to be drilled until after lease expiration.

Response

We note the guidance provided by the staff, and beginning with our Form 10-K for our fiscal year ended December 31, 2013, we will include disclosure regarding the steps that we intend to take to maintain our legal right to leases with material proved undeveloped locations that are not scheduled to be drilled until after lease expiration. As noted in our prior response, such steps include continually reviewing our near-term lease expirations, actively pursuing lease extensions and renewals and modifying our drilling schedules to preserve leases.

Form 10-Q for the Quarterly Period ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Capital Resources and Liquidity, page 43

SEC Comment

2.                                      We note from your response to prior comment number 7 that you have sought and successfully obtained waivers or amendments to your financial covenants when you anticipated that you might have temporary difficulty maintaining compliance with, or might be unduly limited by one or more covenants.  We note from your disclosure that you have highlighted these waivers and amendments, although not necessarily fully discussing the underlying facts leading up to the waivers and amendments.  Please revise your disclosure to more fully discuss these underlying facts when necessary to an understanding of your financial condition or change in financial condition.  Refer to Item 303(a) of Regulation S-K.

Response

We note the staff’s comment and beginning with our Form 10-K for our fiscal year ended December 31, 2013, we will include additional disclosure of the facts leading up to any waivers and amendments that are necessary to understanding our financial condition (or changes in financial condition).  With respect to past amendments referenced in our filings in particular, we will include disclosure to the effect that we sought amendments to the calculation of the interest coverage ratio covenant under our Senior Credit Agreement to annualize our quarterly EBITDA because using a trailing four quarters would limit our ability to execute our strategic decision to divest producing properties and re-invest in the acquisition and drilling of undeveloped acreage and might have resulted in us

Brad Skinner

United States Securities and Exchange Commission

February 14, 2014

falling out of compliance with the required ratio through the period covered by such amendments. We don’t believe that the other amendments referenced in our filings are material or necessary to understanding our financial condition as they were entered into in order to address ordinary business transactions, clarify certain terms and update immaterial provisions to reflect current market practice.

In connection with the staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call the undersigned at (832) 538-0303 and email at mmize@halconresources.com.

Sincerely,

/s/ Mark J. Mize

Mark J. Mize
Executive Vice President,
Chief Financial Officer and Treasurer